

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2020

Richard J. Nadeau
Chief Financial Officer
MAXIMUS, Inc.
1891 Metro Center Drive
Reston, Virginia 20190

> **Re: MAXIMUS, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2019**
> **Filed November 26, 2019**
> **File No. 001-12997**

Dear Mr. Nadeau:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services